December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (574) 372-4988

Chad F. Phipps
Senior Vice President, General Counsel and Secretary
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

       Re: Zimmer Holdings, Inc.
               Definitive 14A
               Filed March 22, 2007
               File No. 001-16407

Dear Mr. Phipps:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

               Sincerely,

               Perry J. Hindin
               Special Counsel